EXHIBIT 23.1

The Board of Directors and Stockholders

Morton Industrial Group, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-68927 and 333-69575) on Form S-8 of Morton Industrial Group, Inc. of our report dated March 19, 2004, except as to note 20 which is as of March 29, 2004, relating to the consolidated balance sheets of Morton Industrial Group, Inc. and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows and the consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Morton Industrial Group, Inc. Our report refers to a change in accounting for goodwill amortization and impairment in 2002.

/s/ KPMG LLP

KPMG LLP

Indianapolis, Indiana
March 29, 2004